ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update — Routine announcements in the period from
4 October to 1 November 2016

1 November 2016

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital as at 31 October 2016 consisted of 3,939,485,130 ordinary shares, of which, 174,655,306 were held as treasury shares; leaving a balance of 3,764,829,824 shares with voting rights.

The figure of 3,764,829,824 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure and Transparency Rules.

Contact: D Whincup, Assistant Company Secretary, (0207 004 3209).

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

The attached individual notifications made under article 19.1 of the Market Abuse Regulation (‘MAR’) relate to the National Grid Share Incentive Plan (‘SIP’) monthly purchases on behalf of PDMRs. This announcement is made in accordance with Article 19.3 of MAR.

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.10.11

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1 Details of the person discharging managerial responsibilities / person closely associated

	a) Name	Mike Westcott

2 Reason for the notification

	a) Position/status	Group HR Director

b) Initial notification /Amendment Initial notification

3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

	a) Name	National Grid plc

b) LEI		8R95QZMKZLJX5Q2XR704

4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii)
each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a) Description of the financial Ordinary shares of 1117/43 p each instrument, type of instrument

Identification code GB00B08SNH34

b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan

c) Price(s) and volume(s)

Price(s) Volume(s)

10.45203GBP 12
—
d)	Aggregated information
- Aggregated volume
- Price

e)	Date of the transaction	2016.10.07

f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.10.11

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated

a	)	Name	Alison Kay

2		Reason for the notification

a	)	Position/status	Group General Counsel & Company Secretary

b	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument;
(ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a	)	Description of the	Ordinary shares of 1117/43 p each
financial instrument, type of instrument

		Identification code	GB00B08SNH34

b	)	Nature of the transaction	Monthly purchase of securities (“partnership
shares”) under the HMRC Approved Share Incentive Plan

c	)	Price(s) and volume(s)

			Price(s)	Volume(s)

			10.45203GBP	12

d	)	Aggregated information - Aggregated volume - Price

e	)	Date of the transaction	2016.10.07

f	)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.10.11

¶NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated

a	)	Name	Stephanie Hazell

2		Reason for the notification

a	)	Position/status	Corporate Strategy & Business Development Director

b	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii)
each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a	)	Description of the	Ordinary shares of 1117/43 p each
financial instrument, type of instrument

		Identification code	GB00B08SNH34

b	)	Nature of the transaction	Monthly purchase of securities (“partnership
shares”) under the HMRC Approved Share Incentive Plan

c	)	Price(s) and volume(s)

			Price(s)	Volume(s)

			10.45203GBP	15

d	)	Aggregated information - Aggregated volume - Price

e	)	Date of the transaction	2016.10.07

f	)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.10.11

¶NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated

a	)	Name	Andrew Bonfield

2		Reason for the notification

a	)	Position/status	Finance Director

b	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument;
(ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a	)	Description of the	Ordinary shares of 1117/43 p each
financial instrument, type of instrument

		Identification code	GB00B08SNH34

b	)	Nature of the transaction	Monthly purchase of securities (“partnership
shares”) under the HMRC Approved Share Incentive Plan

c	)	Price(s) and volume(s)

			Price(s)	Volume(s)

			10.45203GBP	15

d	)	Aggregated information - Aggregated volume - Price

e	)	Date of the transaction	2016.10.07

f	)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.10.11

¶NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated

a	)	Name	John Pettigrew

2		Reason for the notification

a	)	Position/status	Chief Executive Officer

b	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument;
(ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a	)	Description of the	Ordinary shares of 1117/43 p each
financial instrument, type of instrument

		Identification code	GB00B08SNH34

b	)	Nature of the transaction	Monthly purchase of securities (“partnership
shares”) under the HMRC Approved Share Incentive Plan

c	)	Price(s) and volume(s)

			Price(s)	Volume(s)

			10.45203GBP	14

d	)	Aggregated information - Aggregated volume - Price

e	)	Date of the transaction	2016.10.07

f	)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.10.11